Exhibit 99.1

Arco Platform Limited closes the acquisition of Escola da Inteligência

Arco welcomes to its portfolio of supplemental solutions a high-quality asset inserted in favorable market trends with exciting growth potential

São Paulo, Brazil, December 2nd, 2020 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today announced that it has received the final antitrust approval from Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), with no conditions, for its previously announced acquisition of Escola de Inteligência Cursos Educacionais (“EI” or “Escola da Inteligência”). Following this final approval, Arco closed the acquisition today.

Escola da Inteligência is the largest social-emotional learning (SEL) solution in Brazil, serving more than 330 thousand students in 900 schools. EI was founded based on the Theory of Multifocal Intelligence, created by the psychiatrist, researcher and writer Augusto Cury. Mr. Cury has sold more than 30 million books in Brazil and has published his works in more than 70 countries.

“In our industry, brand reputation, quality and distribution are the winning factors, and they all take time to build. We are thrilled to welcome to our portfolio the leading solution in social-emotional learning, a company that has continuously pursued those factors. Together, Escola da Inteligência and Arco will offer high-quality cognitive and social-emotional educational solutions to more than 1.6 million students,” said Ari de Sá Neto, CEO and founder of Arco.

The deal unlocks large growth potential for Arco and Escola da Inteligência. First, it allows Arco to serve the exciting SEL vertical with the leading company in the sector. SEL offers favorable demand trends, further intensified by the COVID-19 pandemic, which have led to >30% organic growth for EI over the past years. Second, it significantly expands the cross-selling potential of both companies, as they share a similar profile of partner schools with a low overlap of existing clients. Finally, the accelerated rollout of technology features in EI’s solution and sales and marketing enhancements are expected to further drive customer satisfaction and demand for an already established and highly regarded solution.

About the Acquisition

The acquisition involves only the private sector business of Escola da Inteligência. The payment terms are:

i.	60% of EI's shares valued at R$288 million, with R$200 million to be paid at closing and the remaining R$88 million in 2Q21. This implies an EV of R$480 million, 12.5x 2019 EBITDA. This value is subject to adjustments according to EI's 2021 ACV bookings.

ii.	40% of EI’s shares at 6.0x 2023 ACV (equivalent to 2.4x 2023 ACV), to be paid in 2Q23.

About Arco Platform Limited

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

About Escola da Inteligência

Developed by Augusto Cury, EI provides an educational program focused on the development of social-emotional skills within the K-12 school environment. The main goals of the program are the self-management of emotions, development of cognitive functions, improvement of school performance and learning, and development of skills to build healthy relationships and manage conflicts. It also encourages entrepreneurial posture and creativity, increasing the quality of life of teachers, parents and students.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward -looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,”

“estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to the Company during the due diligence process of EI and its business operations (the “EI Business”) prior to the signing of the acquisition agreement discussed herein. This limited access to information may have impaired the Company’s ability to conduct a full and comprehensive assessment of the EI Business, thus leading to risks and uncertainties. Reasons for this uncertainty include, but are not limited to, the following: (i) the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the EI Business; (ii) the accounting parameters and criteria adopted by the EI Business are different from the ones adopted by the Company; (iii) the transfer of the EI Business to a new entity limits the Company’s ability to assess the proper transfer of all assets and rights to such new entity. In addition, the forward-looking statements regarding the EI Business include risks and uncertainties related to statements about competition for the combined business; risks relating to the continued use of the EI brand in schools not run by the Company; restrictions and/or limitations on the acquisition of the EI Business that may be imposed by antitrust authorities or other regulatory agencies; risks relating to the Company’s ability to attract, upsell and retain customers of the EI Business; and general market, political, economic, and business conditions in Brazil or abroad.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br